111 West Monroe Street Chicago, IL 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

January 10, 2014

Ms. Anu Dubey

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Smart Trust, NASDAQ International Dividend Achievers Index Trust,
Series 1 (the “Trust”)
(File No.: 333-192486) (CIK 1590587)

Dear Ms. Dubey:

On behalf of Hennion & Walsh, Inc. (“Hennion”), the sponsor and depositor of the above-captioned Trust, this letter responds to your comments received via e-mail on December 19, 2013 regarding the registration statement on Form S-6 for Smart Trust, NASDAQ International Dividend Achievers Index Trust, Series 1, filed with the Securities and Exchange Commission (the “Commission”) on November 22, 2013. Please find below a response for each of your comments in the order that they were presented.

Comment 1

Investment Summary — Strategy of Portfolio Selection (page A-3). The fifth sentence of the second paragraph states that “at least 80% of the Trust’s net assets will be invested in foreign securities that pay dividends as of the time of portfolio selection.” Since the Trust’s name also includes the word “Nasdaq”, please revise this investment policy to also state that at least 80% of the Trust’s net assets will be invested in securities listed on Nasdaq. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940 (“1940 Act”).

Response 1

As discussed in a telephone conversation on January 9, 2014 between Any Dubey and Matthew Hoffman, the comment has been retracted provided that new disclosure is added to the first paragraph of the “Investment Summary—Strategy of Portfolio Selection” section (page A-3) specifying that the NASDAQ International Dividend Achievers Index (the “Index”) is not limited to securities listed on The NASDAQ Stock Market®. The requested disclosure has been added to the prospectus.

Comment 2

Investment Summary — Description of Index (page A-4). The fifth bullet refers to the “OTCBB” and the “NBB”. Please clarify what these abbreviations stand for.

Response 2

The requested disclosure has been added to the prospectus.

Comment 3

Investment Summary — Principal Risk Considerations (page A-5). The fourth bullet indicates that securities of foreign companies held by the Trust include companies located in emerging markets. Please add disclosure that the Trust may hold securities of companies located in emerging markets to the section “Strategy of Portfolio Selection”.

Response 3

The requested disclosure has been added to the prospectus.

Comment 4

Investment Summary — Principal Risk Considerations (page A-5). The fifth bullet indicates that the Trust may invest in companies with smaller market capitalizations. Please add disclosure that reflects that the Trust may do so to the section “Strategy of Portfolio Selection”.

Response 4

The requested disclosure has been added to the prospectus.

Comment 5

Risk Considerations — Concentration Risk (page B-5). The disclosure indicates that the portfolio concentrates in securities issued by companies within an industry. Please add this disclosure to the Investment Summary in the Prospectus (Part A) and the corresponding risks of concentrating in companies within an industry. Also, please disclose the particular industries in which the Trust concentrates and any relevant risks of concentrating in such industries.

Response 5

At this time, the final portfolio of the Trust has not yet been determined. If the final portfolio concentrates in securities issued by companies within a particular industry, the requested disclosure will be included in the final pricing amendment to the prospectus. If the final portfolio does not concentrate in securities issued by companies within a particular industry, the “Concentration Risk” paragraph will be removed in the final pricing amendment to the prospectus.

We have been advised that the sponsor proposes to deposit securities and to activate the subject Trust on or about January 16, 2014 or shortly thereafter, depending on market conditions.

An appropriate amendment to the Registration Statement to reflect such deposit will be promptly filed with the Commission at that time, accompanied by the request of the sponsor that the Registration Statement be made effective.

Please feel free to call me at (312) 845-3834 with any questions or comments.

Very truly yours,

Chapman and Cutler LLP

By                /s/ SCOTT R. ANDERSON

Scott R. Anderson

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